SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                             President Casinos, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.06
                         (Title of Class of Securities)

                                    740822101
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Black Horse Capital LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         201,404

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         201,404

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         201,404

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.0%

14. TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Black Horse Capital (QP) LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         59,969

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         59,969

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         59,969

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2%

14. TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Black Horse Capital Offshore LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         47,927

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         47,927

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         47,927

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.0%

14. TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Black Horse Capital Management LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         261,373

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         261,373

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         261,373

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%

14. TYPE OF REPORTING PERSON*
         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Black Horse Capital Advisors LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         47,927

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         47,927

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         47,927

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.0%

14. TYPE OF REPORTING PERSON*
         OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dale Chappell

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         309,300

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         309,300

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         309,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

14. TYPE OF REPORTING PERSON*
         IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Brian Sheehy

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
         0

8.  SHARED VOTING POWER
         309,300

9.  SOLE DISPOSITIVE POWER
         0

10. SHARED DISPOSITIVE POWER
         309,300

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         309,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

14. TYPE OF REPORTING PERSON*
         IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the shares of common stock, $.06 par value, ("Common Stock") of President Casinos, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1000 North Leonor K. Sullivan Blvd., St. Louis, Missouri 63102.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

          - Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"),

          - Black Horse Capital (QP) LP, a Delaware limited partnership ("QP Fund"),

          - Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"),

          - Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"),

          - Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"),

          - Dale Chappell, a United States citizen ("Mr. Chappell") and

          - Brian Sheehy, a United States citizen ("Mr. Sheehy").

     BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

     The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111.

     The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of each of the Domestic Fund, QP Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of BH Advisors is providing investment management services.

     The principal business of BH Management is serving as the managing general partner of the Domestic Fund and the QP Fund.

     Mr. Chappell's principal occupation is serving as the managing member of each of BH Advisors and BH Management.

     Mr. Sheehy's principal occupation is serving as the managing member of each of BH Advisors and BH Management.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Domestic Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $95,491

     The source and amount of funds used by the QP Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $28,408

     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $22,686

ITEM 4.  Purpose of Transaction.

     The Issuer is currently in a Chapter 11 Bankruptcy reorganization. Members of the Reporting Persons plan to join the ad hoc group of equity holders of the Issuer and will likely participate in formulating a plan of reorganization which may include raising new capital in the form of debt and/or equity securities. Depending upon the structure and other terms of the new financing plan, the Reporting Persons may or may not participate in funding the reorganization of the Issuer.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future meet with and/or send correspondence to the Issuer's management and Board of Directors to discuss any such purposes, plans or proposals.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own:

          (i) The Onshore Fund beneficially owns 201,404 shares of Common Stock representing 4.0% of all of the outstanding shares of Common Stock.

          (ii) The QP Fund owns 59,969 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock.

          (iii) The Offshore Fund beneficially owns 47,927 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock.

          (iv) BH Management may be deemed to be the beneficial owner of the 261,373 shares of Common Stock held by the Onshore Fund and the QP Fund representing 5.2% of all the outstanding shares of Common Stock.

          (v) BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

          (vi) Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 309,300 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 6.1% of all the outstanding shares of Common Stock.

          (vii) Collectively, the Reporting Persons beneficially own 309,300 shares of Common Stock representing 6.1% of all of the outstanding shares of Common Stock.

     (b) The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 201,404 shares of Common Stock held by the Onshore Fund.

     The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 59,969 shares of Common Stock held by the QP Fund.

     The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 47,927 shares of Common Stock held by the Offshore Fund.

     The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 201,404 shares of Common Stock beneficially held by the Onshore Fund.

     The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 59,969 shares of Common Stock held by the QP Fund.

     The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 47,927 shares of Common Stock held by the Offshore Fund.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)
----          --------      -------------    -----------------
27-Jun-06     Common            1,974             $0.45
27-Jun-06     Common            3,288              0.50
28-Jun-06     Common           17,753              0.5781
28-Jun-06     Common            3,288              0.51
29-Jun-06     Common            6,116              0.6899
06-Jul-06     Common            2,600              0.7175
10-Jul-06     Common            1,301              0.75
12-Jul-06     Common            8,450              0.75
13-Jul-06     Common            3,250              0.71
14-Jul-06     Common            2,925              0.60
17-Jul-06     Common           36,396              0.41
18-Jul-06     Common           35,745              0.3787
20-Jul-06     Common            6,499              0.40
21-Jul-06     Common              326              0.31
21-Jul-06     Common           19,497              0.41
26-Jul-06     Common            5,850              0.30
27-Jul-06     Common            1,951              0.30
28-Jul-06     Common            3,250              0.35
31-Jul-06     Common           24,697              0.4421
01-Aug-06     Common           16,248              0.56

     The following transactions were effected by the QP Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)
----          --------      -------------    -----------------
27-Jun-06     Common              575             $0.45
27-Jun-06     Common              959              0.50
28-Jun-06     Common            5,181              0.5781
28-Jun-06     Common              959              0.51
29-Jun-06     Common            1,784              0.6899
06-Jul-06     Common              777              0.7175
10-Jul-06     Common              388              0.75
12-Jul-06     Common            2,525              0.75
13-Jul-06     Common              971              0.71
14-Jul-06     Common              874              0.60
17-Jul-06     Common           10,880              0.41
18-Jul-06     Common           10,686              0.3787
20-Jul-06     Common            1,943              0.40
21-Jul-06     Common               97              0.31
21-Jul-06     Common            5,829              0.41
26-Jul-06     Common            1,748              0.30
27-Jul-06     Common              582              0.30
28-Jul-06     Common              971              0.35
31-Jul-06     Common            7,383              0.4421
01-Aug-06     Common            4,857              0.56

     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                             Approx. Price per
                            Amount of Shs.   Share (excl. of
Date          Security      Bought (Sold)    commissions)
----          --------      -------------    -----------------
27-Jun-06     Common              451             $0.45
27-Jun-06     Common              753              0.50
28-Jun-06     Common            4,066              0.5781
28-Jun-06     Common              753              0.51
29-Jun-06     Common            1,400              0.6899
06-Jul-06     Common              623              0.7175
10-Jul-06     Common              311              0.75
12-Jul-06     Common            2,025              0.75
13-Jul-06     Common              779              0.71
14-Jul-06     Common              701              0.60
17-Jul-06     Common            8,724              0.41
18-Jul-06     Common            8,569              0.3787
20-Jul-06     Common            1,558              0.40
21-Jul-06     Common               77              0.31
21-Jul-06     Common            4,674              0.41
26-Jul-06     Common            1,402              0.30
27-Jul-06     Common              467              0.30
28-Jul-06     Common              779              0.35
31-Jul-06     Common            5,920              0.4421
01-Aug-06     Common            3,895              0.56

     The above transactions were effected on the American Stock Exchange.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Directors and Executive Officers of the Offshore Fund

     Exhibit B - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 10, 2006

                  BLACK HORSE CAPITAL LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                      By: /s/ Dale Chappell
                          ----------------------------------
                              Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL (QP) LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                      By: /s/ Dale Chappell
                          ----------------------------------
                              Dale Chappell, Managing Member


                  Black Horse Capital Offshore Ltd.


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Director


                  BLACK HORSE CAPITAL MANAGEMENT LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL ADVISORS LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member


                  /s/ Dale Chappell
                  -----------------
                      Dale Chappell


                  /s/ Brian Sheehy
                  ----------------
                      Brian Sheehy

                                    EXHIBIT A

      DIRECTORS AND EXECUTIVE OFFICERS OF BLACK HORSE CAPITAL OFFSHORE LTD.

1.       Jim Matheson (Director)
         Flagship Ventures
         One Memorial Drive, 7th Floor
         Cambridge, Massachusetts 02142

         Jim Matheson is a General Partner with Flagship Ventures in Cambridge, Massachusetts. Flagship Ventures is a leading early-stage venture capital firm with over $800M in capital under management.

2.       Dale Chappell (Director - See Item 2)

3.       Brian Sheehy (Director - See Item 2)

The Offshore Fund has no executive officers.

                                    EXHIBIT B
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of President Casinos, Inc. dated as of August 10, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 10, 2006

                  BLACK HORSE CAPITAL LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                       By: /s/ Dale Chappell
                           ----------------------------------
                               Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL (QP) LP
                  By: Black Horse Capital Management LLC
                        As General Partner


                         By: /s/ Dale Chappell
                             ----------------------------------
                                 Dale Chappell, Managing Member


                  Black Horse Capital Offshore Ltd.


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Director


                  BLACK HORSE CAPITAL MANAGEMENT LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member


                  BLACK HORSE CAPITAL ADVISORS LLC


                  By: /s/ Dale Chappell
                      ----------------------------------
                          Dale Chappell, Managing Member


                  /s/ Dale Chappell
                  -----------------
                      Dale Chappell


                  /s/ Brian Sheehy
                  ----------------
                      Brian Sheehy